IDEX CORPORATION 3100 Sanders Rd, Suite 301 Northbrook, IL 60062 (847) 498-7070

July 27, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E. Washington, D.C. 20549

Attention:	Babette Cooper Wilson Lee

Re:	IDEX CORPORATION Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022 File No. 001-10235

Dear Ms. Cooper and Mr. Lee:
    IDEX Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 14, 2022 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022 (the “10-K”). For your convenience, the text of the Staff’s comment is set forth below in italics followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results Of Operations
Results of Operations, page 23

1.We note your disclosure on page 10 stating that during 2021, backlog significantly increased due to supply chain constraints. Given the significant backlog increase, if material, please tell us and revise future filings to discuss the impact on your financial statements. Your response should quantify the backlog balances for 2019 - 2021 and disclose any potential cancellations or timing delays that occurred during the periods presented.

Company Response: The Company acknowledges the Staff’s comment and notes that the increase in backlog has not had a material impact on its financial statements. The only impact the increased backlog has had on the Company’s financial statements has been with respect to elevated inventory levels, which the Company expects to utilize as it delivers on customer orders and which has been disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Cash Flow Summary (page 27). Furthermore, the increased backlog has not had a material impact on revenue recognition timing or cash flows and the Company does not believe it will have a material impact on revenue recognition timing, cash flows or other potential trends for the reasons discussed in further detail below.

Backlog reflects the undelivered portion of the Company’s order activity and totaled $437.0 million, $550.6 million and $834.6 million at December 31, 2019, 2020 and 2021, respectively.

The increase in backlog was driven by (1) supply chain constraints experienced by the Company that extended the Company’s lead times; (2) a shift in customer ordering patterns whereby customers began placing orders earlier in anticipation of extended lead times; and (3) supply chain constraints experienced by customers who requested later delivery dates from the Company (e.g., because other products customers required would be delayed, customers, in turn, requested that the Company also delay its delivery so that the products would not sit unused with the Company’s customers).

While backlog has increased and lead times have extended in the current environment, the Company believes this is temporary and does not believe these factors will adversely impact market demand for its products for the primary reasons set forth below:

•IDEX has a short cycle business and although lead times have increased, the Company does not believe the increase is material; even with the delays the Company’s products still generally ship within a matter of two to three months. Given these relatively short delivery periods, the Company does not consider backlog to be a relevant measure of long-term financial performance.

•With respect to cancellations, because the Company partners closely with customers to produce highly-specialized quality components that are often designed into customers’ end products, immediate substitution of the Company’s products is neither typically desired by customers nor feasible. As such, the Company has not historically experienced significant order cancellations. Even in the presence of elevated backlog, order cancellations remained under three percent of orders in the periods presented, and, consistent with the Company’s past performance, the Company does not expect significant order cancellations in the future.

The Company respectfully advises the Staff that it will continue to monitor backlog and its potential impact on the Company’s financial statements and, to the extent that impact becomes material, will enhance its disclosures to appropriately address such impacts.

Should you have any questions or require any additional information, please contact me at 847-664-4711 or wgrogan@idexcorp.com. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ William Grogan

William Grogan
Senior Vice President and Chief Financial Officer
cc:    Lisa Anderson, Senior Vice President and General Counsel
Allison Lausas, Vice President and Chief Accounting Officer